Exhibit 99.23

Affiant: Gordon Maron
Sworn: May 18, 2010	Action No. 1003 08287

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act,

R.S.A. 2000, c.B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving

PCL Employees Holdings Ltd.

AFFIDAVIT

I, Gordon Maron, of Sherwood Park, Alberta, MAKE OATH AND SAY THAT:

1.	I am the Vice-President and Secretary/Treasurer of PCL Employees Holdings Ltd. (“PCLEH”) and, as such, have personal knowledge of the facts deposed to herein except where stated to be based upon information and belief, in which case I verily believe the same to be true.

2.	PCLEH is the corporate parent of its wholly owned subsidiary PCL Construction Holdings Ltd. (“PCLCH”). PCLCH owns a number of subsidiary companies currently carrying out operations in both the United States and Canada in the construction industry (the “PCL family of companies”).

3.	As of May 17, 2010, PCLEH has approximately 3,345 shareholders all of whom are employees, past employees or directors, of the PCL family of companies. Approximately 1,258 of those shareholders are United States residents. The numbers of shareholders so indicated in this Affidavit counts as one shareholder any situation where a particular shareholder owns shares both in that shareholder’s individual name and in the name of a holding company controlled by that shareholder. The former employees who still own shares number about fifty.

4.	PCLEH is currently authorized to issue four classes of common shares. Class 1 shares are non-voting shares held by US residents. There are currently approximately 8,324,022 Class 1 shares outstanding, held by approximately 1,098 shareholders. Class 2 shares are non-voting shares held by Canadian residents. There are currently approximately 16,393,091 Class 2 shares outstanding, held by approximately 2,103 shareholders. Class 3 shares are voting shares held by US residents. There are currently approximately 3,248,511 Class 3 shares outstanding, held by approximately 248 shareholders. Class 4 shares are voting shares held by Canadian residents. There are currently approximately 4,634,860 Class 4 shares outstanding, held by approximately 33 shareholders. Some shareholders own shares from more than one class. Again, these numbers are given as of May 17, 2010.

5.	Shareholders of PCLEH are resident in nine Canadian provinces and 34 U.S. states.

6.	A copy of PCLEH’s current articles of continuance is attached hereto as Exhibit “A”.

7.	PCLEH does not anticipate any further share issuances between now and September 30, 2010 although persons may leave the employment of the PCL family of companies during that period in which case their shares may be repurchased.

8.	PCLEH has been advised by its U.S. securities counsel that the United States Securities and Exchange Commission (“SEC”) requires that a class of securities be registered with the SEC when shares of that class are held of record by 500 or more shareholders, 300 or more of whom are resident in the United States. In 2005, the SEC required PCLEH to register Class 1 and Class 3 shares because it had passed this threshold.

9.	Because of this registration with the SEC, each year PCLEH is required to file with the SEC an annual report in a prescribed format, with prescribed information. That information includes the audited financial statements and detailed information about its business and finances broken down into operating segments. It also includes biographical information on directors and senior officers and information on their shareholdings.

10.	PCLEH is also required to file a prospectus with the SEC in order to offer additional shares in the United States.

11.	In addition, every time certain material information is made public or provided to PCLEH shareholders on certain matters, including financial information, PCLEH is required to file that information with the SEC.

12.	All of the information filed with the SEC is posted on the SEC website and is available for public review. It is easily accessed by the general public, either through the search feature on the SEC website or through a simple Google search.

13.	As employees, former employees or directors of the PCL family of companies, our shareholders are necessarily generally knowledgeable about our business, at least to the extent of their own involvement. PCLEH provides to its shareholders an audited consolidated financial statement, an internal annual report and additional information through our internal communication website, various internal publications and scheduled discussion forums. As mentioned in paragraph 10, certain of this information must be provided to the SEC, is posted on the SEC website and is available for review by anyone, not just PCLEH employee shareholders.

14.	Unlike most companies that are required to register with the SEC, PCLEH does not raise capital in the public markets by selling stock or issuing debt to outside investors.

15.	PCLEH shares are not publicly traded. Shares are issued only to employees and directors of the PCL family of companies (or, in some cases, their respective holding companies). Under its unanimous shareholder agreement, PCLEH has the right, and in some instances the obligation, to repurchase shares from any shareholder who ceases to be an employee and since 1977, when PCLEH became an employee-owned company, it has always exercised that option.

16.	Under the unanimous shareholder agreement, PCLEH also has a right of first refusal to purchase shares from any shareholder who wishes to sell his or her PCLEH shares. Since 1977, no shareholder has ever sold his or her shares to a person other than PCLEH (except for transfers pursuant to matrimonial proceedings and transfers from an employee shareholder to his or her personal holding company).

17.	Shareholders buy shares in PCLEH based upon a price determined in accordance with the unanimous shareholder agreement. When PCLEH shareholders sell their shares back to PCLEH the same formula is used.

18.	As a result of the foregoing, PCLEH is in the unusual position of being an employee-owned company whose shares are not publicly traded, but subject to SEC reporting requirements similar to those that apply to publicly-traded companies.

19.	As a result of being required to register with the SEC, PCLEH is also subject to certain provisions of the Sarbanes-Oxley Act of the United States This includes a requirement for certain certifications respecting financial statements and internal controls and effective this year, this will also include the obligation to obtain a report from our external auditors attesting to management’s assessment of internal controls. Legislation is currently before the Congress of the United States that would avoid the requirement for the attestation report, but there is no certainty as to when, if ever, that legislation will be passed. PCLEH’s internal and external costs of fulfilling these requirements are anticipated to be in the range of $1 million each year.

20.	PCLEH has been advised by its U.S. securities counsel that the SEC’s rules do permit issuers to exclude from the registration requirements shares held by certain employee stock plans. However, our current model does not fit within this exclusion.

21.	PCLEH has been advised by its U.S. securities counsel that U.S. securities law provides that if the number of shareholders of record of a particular class of shares is reduced below 300, PCLEH may then file a certification and notice of termination of registration in the form attached hereto as Exhibit “B”. Termination of registration is expected to take effect 90 days after the filing of that notice. One way of achieving this result is to arrange for all of the shares currently held by U.S. resident shareholders to be held of record by an administrator (the “Administrator”) pursuant to an employee share ownership plan.

22.	A copy of the employee share ownership plan in substantially the form that PCLEH intends to implement is attached hereto as Exhibit “C”.

23.	In order to achieve this structure, PCLEH proposes to form a wholly owned subsidiary of PCLEH to act as the Administrator of the employee share ownership plan.

24.	PCLEH then proposes to amend its Articles of Continuance by way of a Plan of Arrangement, creating new Class 5 and Class 6 shares. These shares will have all of the same rights as Class 1 and Class 3 shares, respectively, but shall by their terms be required to be held of record by the Administrator of the employee share ownership plan. The Articles of Continuance will also be amended so that Class 1 and Class 3 shares will be convertible, at PCLEH’s option, into Class 5 and Class 6 shares.

25.	In order to better ensure that persons who are not employees of the PCL family of companies do not become members of the proposed employee share ownership plan, PCLEH also proposes to create two additional classes of shares, namely

Class 7 and Class 8 common shares. Under the proposed amendments to the Articles of Amendment, the Class 5 and Class 6 Shares shall be convertible to Class 7 and Class 8 common shares in the event of seizure, cessation of employment or other events that would otherwise have resulted in Class 5 and 6 shares being held by persons who were not employees of the PCL family of companies.

26.	A copy of Schedules 1, 2 and 3 of the proposed Articles of Continuance as they will appear after the Plan of Arrangement becomes effective, “redlined” to highlight changes to the existing Articles of Continuance, is attached to this my affidavit as Exhibit “D”.

27.	After the Plan of Arrangement becomes effective, PCLEH will then effect a conversion of all Class 1 and Class 3 shares into Class 5 and Class 6 shares. These Class 5 and Class 6 shares will retain all of the same rights as before their conversion, but shall be held of record by the Administrator pursuant to the employee share ownership plan as agent for and on behalf of the employee shareholders. The beneficial interest in the shares shall remain with each employee shareholder.

28.	Once the Class 1 and 3 Shares have been converted to Class 5 and 6 Shares, PCLEH will then proceed to file the certification and notice of termination of registration with the SEC referred to in paragraph 21 of my Affidavit, to permit it to deregister its Class 1 and Class 3 shareholdings with the SEC.

29.	I do verily believe that the proposed conversion of Class 1 and Class 3 shares and the resulting employee share ownership plan will not affect the beneficial rights and interests of PCLEH employee shareholders. As a beneficial shareholder of the Class 5 and Class 6 shares, the employee will still enjoy all gains and bear all risks in connection with the increase or decrease in the value of the shares. Furthermore, he or she will continue to enjoy the same benefits and abilities as before the conversion and in particular pursuant to the terms of the employee ownership plan and PCLEH’s unanimous shareholder agreement:

(a)	Any payment in respect of the Class 5 and Class 6 shares will be made directly to the employee, including dividends and proceeds of sale of shares.

(b)	Share offerings for Class 5 and Class 6 shares will continue to be made directly to the employee. All notices, statements and reports will be delivered directly to the employee.

(c)	Under the provisions of the employee ownership plan and the PCLEH unanimous shareholder agreement, the Administrator may act in respect of shares held for the employee only on the employee’s behalf and in accordance with the employee’s instructions.

(d)	The employee may direct the Administrator to exercise every right that the employee would have if the employee were the shareholder of record and the Administrator will be required to carry out those instructions.

(e)	The employee beneficial owner of Class 6 voting shares will continue to be entitled to attend shareholder meetings and to direct the vote of their shares.

(f)	The Administrator may not vote any share without having received instructions for the employee beneficial owner.

30.	PCLEH has obtained extensive tax advice on the proposed procedure and has been advised by tax advisers in both the United States and Canada, and I do verily believe based on that advice, that there will be no adverse tax consequences to any of the shareholders due to the proposed procedure.

31.	PCLEH has been in contact with or is in the process of contacting lenders (whose identities are known to PCLEH) who in the course of providing loans to PCLEH shareholders have taken security against PCLEH shares and who may therefore, by reason of such security, have an interest in the Plan of Arrangement. To date none of these lenders has expressed an objection to the Plan of Arrangement and PCLEH intends to pursue the obtaining of positive written expressions of non-objection from these lenders over the next several weeks. If any such lenders do indicate such an objection or if PCLEH is unable to obtain a confirmation of non-objection, it is PCLEH’s intention to provide such lenders at least 30 days notice of the application for a final order as contemplated under the interim order being proposed by PCLEH.

32.	To the best of my knowledge, the proposed procedure will have no effect on the creditors of PCLEH or its subsidiaries and I am not aware of any agreement which would require PCLEH to seek the consent of any of its creditors for the proposed procedure.

33.	Implementation of this proposal will also require amendments to PCLEH’s unanimous shareholder agreement (“USA”). PCLEH has also identified other changes to the USA that would be desirable and proposes to use this opportunity to effect those amendments as well. A copy of the current USA is attached hereto as Exhibit “E” to this my affidavit.

34.	A copy of the USA as it will appear after the amendments effected under the proposed Plan of Arrangement, redlined to highlight changes made to the USA as it presently exists, is attached hereto as Exhibit “F”.

35.	PCLEH has the ability to implement and accommodate the electronic methods contemplated under the proposed interim order including the ability to receive and tally votes cast electronically. Each employee shareholder, except for former employees of PCLEH who still own shares, has an active individual PCLEH email account to which notices and links can be sent. PCLEH management has the ability to track whether emails sent to these employee accounts have been received.

36.	Under PCLEH’s bylaws a quorum for any shareholders’ meeting requires shareholders representing 50% or more of the shares entitled to vote at the meeting.

37.	The process by which PCLEH shareholders will be able to participate in the special meeting contemplated by the Order of this Court includes the following features (subject to the notes set out below):

a.	Each PCLEH shareholder shall be notified by electronic mail of the meeting being held under the directions provided for in the Order of this Court.

b.	Electronic links will enable each PCLEH shareholder to access a meeting home page.

c.	The meeting home page will enable each PCLEH shareholder to access the following:

i.	a video message from senior officers of PCLEH;

ii.	a communication to shareholders which explains the process;

iii.	the proposed Employee Share Participation Plan;

iv.	the amended Articles of Continuance of PCLEH;

v.	the amended unanimous shareholder agreement;

vi.	the petition filed with this Court;

vii.	this affidavit;

viii.	the Interim Order of this Court; and

ix.	the resolution being submitted to the PCLEH shareholders for the adoption of the Plan of Arrangement and other related matters.

d.	The meeting home page will further enable each PCLEH shareholder to access a link allowing questions to be submitted and answers to these questions to be reviewed.

e.	The meeting home page will allow each PCLEH shareholder by link to electronically vote for or against the proposed resolution.

The specific content of each of the above documents and messages is set out in the documents attached to the proposed Interim Order being submitted to the Court for approval by this Court.

In the case of a shareholder who is a former employee of PCLEH, or a PCLEH shareholder whose employment has ceased after the aforesaid meeting has started, such shareholder might not receive notice of the meeting through electronic mail or have or continue to have access to the meeting through electronic mail, especially if the former employee does not have electronic mail capability at home or elsewhere. Special provisions to deal with these isolated cases are being proposed as specified in the proposed Interim Order so as to enable notice to be given if electronic notice is not possible and also to enable either electronic access or other means of access to be provided so as to allow any such shareholder access to documents and the meeting.

38.	Given the large number of PCLEH shareholders and the diversity of geographic locations in which the PCLEH shareholders reside I do verily belief that it would be difficult if not impossible to achieve sufficient attendance to establish a quorum for each class of shares. I believe also that more shareholders are likely to engage in the process described above and gain an understanding of the nature of what is being proposed than they would if they were merely being asked to attend in person at a meeting being held in any specific location or to submit proxies.

39.	On April 6, 2010, the board of directors of PCLEH resolved unanimously to take steps to permit it to deregister its Class 1 and Class 3 shares with the SEC. In reaching this decision, the board determined that the proposed course of action outlined above was in the best interests of PCLEH and its shareholders and that it was fair to all shareholders. All of the members of the board of directors of PCLCH were present at this meeting and also expressed their unanimous support for this decision.

40.	I make this Affidavit in support of an application for an Interim Order directing that an electronic meeting and vote of PCLEH shareholders be held in order to approve or reject the proposed Plan of Arrangement, and for such other directions as may be deemed appropriate by the Court in order to enable such electronic meeting and vote to effectively take place.

SWORN before me at Edmonton, in the Province of Alberta this 18th day of May, 2010.

Gordon Maron
A Commissioner for Oaths in and for the Province of Alberta

DENIS R. NOËL, QC

A Notary Public in and for the

Province of Alberta, and a

Barrister & Solicitor

Affiant: Gordon Maron Sworn: May 18, 2010	Action No.: 1003 08287

IN THE COURT OF QUEEN’S BENCH OF ALBERTA JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c.B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving PCL Employees Holdings Ltd.

AFFIDAVIT

REYNOLDS MIRTH RICHARDS & FARMER LLP 3200,10180 - 101 STREET EDMONTON, AB T5J 3W8

LAWYER:	DENIS R. NOEL, Q.C.; and RICKY W. EWASIUK, Q.C.
TELEPHONE:	(780) 425-9510
FAX:	(780) 429-3044
FILE NO:	75249-008

635137.doc;May l8, 2010